Norske Skog

Skogn, 2002-11-29

02 DEC 11 AM 9:23

United States Securities and Exchange Commission
Washington DC 20549

USA

02060514

SUPPL

Information - file 82-5226

Please find enclosed copy of document sent to Oslo Stock Exchange, November 29, 2002.

Regards,
Norske Skogindustrier ASA
Shareholders' Register

Oddrunn Ringstad

PROCESSED
DEC 30 2002
THOMSON FINANCIAL

Enclosure: Message sent to Oslo Stock Exchange November 29, 2002

dlw 12/18

Norske Skogindustrier ASA

7620 Skogn
Telefon: 74 08 70 00
Telefaks: 74 08 71 00
Foretaksregisteret:
NO 911 750 961 MVA

N-7620 Skogn, Norway
Telephone: +47 74 08 70 00
Telefax: +47 74 08 71 00
Register of business enterprises:
NO 911 750 961 VAT

Message to Oslo Stock Exchange

Norske Skog receives approvals for sale of forestland and power assets

Norske Skog has received verbal approval for the sale of its forestlands in eastern Norway. The approval was given by the minister of agriculture, Lars Sponheim.

The sales agreement was entered into in November 2001, and covers a total of 16,000 ha of productive forest. The sale price is NOK 200 million, which will result in a net profit of NOK 155-160 million. The sale does not trigger any tax payments, and the net profit will be included under "Other items" in the Q4 2002 accounts.

Norske Skog has also received approval for the sale of 13 power stations with an annual production capacity of approximately 700 GWh. The sale price is NOK 1.3 billion, which will result in a net profit of approximately NOK 1 billion before tax, and approximately NOK 500 million after tax. This sale will be included in the Q1 2003 results, and the net profit will be booked under "Other items".

Oxenøen, November 29, 2002

NORSKE SKOG
Corporate Communication

Contacts:
Media:
Hanne Aaberg, SVP Corporate Communications, phone +47 67 59 90 29 or
+ 47 913 51 681
Financial:
Jarle Langfjæran, VP Investor Relations, phone + 47 909 78 434